# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atea Pharmaceuticals, Inc., CIK 0001593899
CUSIP: 04683R106
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 225 Franklin Street, Suite 2100, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001296995

## Reporting persons
- JPM Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,116,025; sole dispositive power 0; shared dispositive power 5,116,025; aggregate amount beneficially owned 5,116,025 (6.4% of the class)
- Jean-Pierre Sommadossi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,964,425; shared voting power 5,116,025; sole dispositive power 3,964,425; shared dispositive power 5,116,025; aggregate amount beneficially owned 9,080,450 (11% of the class)

## Item 1. Issuer
Name of issuer: Atea Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 225 Franklin Street, Suite 2100, Boston, MA 02110.

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

JPM Partners LLC; and
Jean-Pierre Sommadossi
Address of principal business office or, if none, residence: The business address of JPM Partners LLC is 2 Avery Street #21E, Boston, MA 02111. The business address of Dr. Sommadossi is c/o Atea Pharmaceuticals, Inc., 225 Franklin Street, Suite 2100, Boston, MA 02110.
Citizenship: JPM Partners LLC is a Delaware limited liability company. Dr. Sommadossi is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference to this Item 4.

The ownership information below represents beneficial ownership of shares of Common Stock as of September 30, 2026, based upon 80,304,145 shares of Common Stock outstanding as of November 6, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2026.

JPM Partners LLC is the record holder of 5,116,025 shares of Common Stock. Dr. Sommadossi is the manager of JPM Partners LLC and may be deemed to share beneficial ownership of the securities held by JPM Partner LLC. Dr. Sommadossi beneficially owns an additional 3,964,425 shares of Common Stock, which includes 2,446,595 shares of Common Stock subject to stock options that are currently exercisable or will become exercisable within 60 days of September 30, 2026.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: Shared power to vote or direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- JPM Partners LLC: /s/ Jean-Pierre Sommadossi, Jean-Pierre Sommadossi, Manager (11/13/2026)
- Jean-Pierre Sommadossi: Jean-Pierre Sommadossi, Jean-Pierre Sommadossi (11/13/2026)